NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Gildan Activewear Inc. (the "Corporation"):

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the "Meeting") of the Corporation will be held at the Foyer Mont-Royal, Centre Mont-Royal, 2200 Mansfield Street, Montreal, Québec, Canada, on Thursday, January 31, 2008 at 11:00 a.m., local time, for the purposes of:

(i)

receiving the consolidated financial statements of the Corporation for the financial year ended September 30, 2007, together with the auditors’ report thereon;

(ii)

electing seven (7) directors for the ensuing year;

(iii)

considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule "A" to the accompanying management proxy circular) to approve the renewal of the Shareholder Rights Plan adopted by the Board of Directors of the Corporation on December 1, 2004, until December 1, 2010, the whole as described in the accompanying management proxy circular;

(iv)

appointing auditors for the ensuing year; and

(v)

transacting such other business as may properly come before the Meeting.

Dated at Montreal, Québec, Canada, December 10, 2007.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de la Société.

MANAGEMENT PROXY CIRCULAR
Table of Contents

SECTION 1 – VOTING AND PROXIES		1	SECTION 4 – OTHER INFORMATION		31
1.1	Solicitation of Proxies	1	4.1	Performance Graph	31
1.2	Appointment of Proxy	1	4.2	Indebtedness of Directors and Officers	32
1.3	Revocation of Proxy	1	4.3	Statement of Corporate Governance Practices	32
1.4	Exercise of Discretion by Proxies	1	4.4	Directors’ and Officers’ Liability Insurance	33
1.5	Voting Shares and Principal Holders Thereof	2	4.5	Additional Information	33
1.6	Non-Registered Shareholders	2	4.6	Shareholder Proposals for 2009 Annual Meeting.	33
SECTION 2 – BUSINESS OF THE MEETING		3	4.7	Approval of Management Proxy Circular	33
2.1	Election of Directors	3
2.2	Renewal of Shareholder Rights Plan	8	SCHEDULE "A" Resolution to Renew the Shareholder Rights Plan		34
2.3	Appointment of Auditors	12	SCHEDULE "B" Statement of Corporate Governance Practices		35
SECTION 3 – DISCLOSURE OF COMPENSATION			SCHEDULE "C" Mandate of the Board of Directors		48
3.1	Remuneration of Directors	13	SCHEDULE "D" Mandate of the Audit and Finance Committee		51
3.2	Compensation of Executive Officers	15	SCHEDULE "E" Long Term Incentive Plan		56

Except as otherwise indicated, the information contained herein is given as of December 10, 2007. Although the Corporation has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol "$" refers to the Canadian dollar, unless otherwise indicated.

SECTION 1 – VOTING AND PROXIES

1.1

Solicitation of Proxies

This management proxy circular (the "Circular") is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, January 31, 2008, at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting"), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

1.2

Appointment of Proxy

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

1.3

Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

1.4

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Corporation (the "Board of Directors" or the "Board") as directors, FOR the resolution to ratify the renewal of the Shareholder Rights Plan until December 1, 2010, the whole as described in this Circular, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

1.5

Voting Shares and Principal Holders Thereof

As of December 10, 2007, there were 120,426,127 common shares of the Corporation (the "Common Shares") issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting. Holders of Common Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 10, 2007, being the date fixed by the Corporation for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting (the "Record Date"), will be entitled to exercise the voting rights attaching to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of December 10, 2007, there was an aggregate of 120,426,127 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation is Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., which, together with its affiliates, owns approximately 20,273,000 Common Shares, representing approximately 16.8% of the voting rights attached to all Common Shares.

1.6

Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of his or her Common Shares, such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to NonRegistered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the NonRegistered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.

SECTION 2 – BUSINESS OF THE MEETING

2.1

Election of Directors

The articles of the Corporation provide that the Board of Directors shall consist of not less than five (5) and not more than ten (10) directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth, all of whom are currently members of the Board of Directors and have been members since the dates indicated. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

2.1.1

Nomination Process

The process to nominate the Corporation’s directors, including the Board skills matrix, is described under item 6(a) of the Statement of Corporate Governance Practices in Schedule "B" to this Circular. The Board has also adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, directors who reach the age of 72 will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the subsequent annual meeting of shareholders.

2.1.2

Nominees

The following charts provide information on the nominees proposed for election to the Board of Directors of the Corporation. Included in these charts is information relating to the directors’ committee memberships, meeting attendance, principal directorships with other organizations and equity ownership in the Corporation. The Board has fixed at seven (7) the number of directors to be elected at the Meeting. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

ROBERT M. BAYLIS
Born in 1938 Darien, Connecticut, United States Director since February 1999 Independent (1)

Robert M. Baylis, Chairman of the Board of the Corporation, serves as a director of several large corporations, including the New York Life Insurance Company (life insurance provider), Host Hotels &n Resorts Inc. (luxury hotels and resorts) and PartnerRe Ltd. (multi-line reinsurance provider). He is also a trustee of the Rubin Museum of Art in New York City, a trustee of the Woods Hole Oceanographic Institution, an overseer of the University of Pennsylvania Museum, and a member of the Advisory Council of the Economics Department of Princeton University. He was formerly a director of Gryphon Holdings, Inc. (insurance company) and of the Wharton International Forum, an executive education program. Mr. Baylis retired from Credit Suisse First Boston as Vice-Chairman in 1996, after thirty-three years with this investment banking firm and its associated corporations, including a term as the Chairman and Chief Executive Officer of Credit Suisse First Boston (Pacific). Mr. Baylis was educated at Princeton University and Harvard Business School and is a chartered financial analyst.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Chairman of the Board of Directors (3)	8/8	100%	-	PartnerRe Ltd. – Multi-line reinsurance provider (13)
Chairman of the Corporate Governance Committee	4/4	100%	-	New York Life Insurance Company – Life insurance provider
Member of the Compensation and Human Resources Committee	4/4	100%	-	Host Hotels & Resorts – Luxury hotels and resorts (13)
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	80,000	1,354.13	81,354.13	$3,227,318	US$150,000	Yes
Dec. 8, 2006	80,000	532.04	80,532.04	$2,346,301
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Dec. 6, 2001	8,620		$5.395	8,620	$295,451
Dec. 6, 2000	3,680		$6.3125	3,680	$122,756
May 10, 2000	7,472		$6.225	7,472	$249,901
May 3, 1999	23,528		$2.4375	23,528	$876,006
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		822.09	—

WILLIAM D. ANDERSON
Born in 1949 Toronto, Ontario, Canada Director since May 2006 Independent (1)

William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001 he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures (the strategic investment unit of BCE Inc.) and he was previously, from 2001 to 2007, the Chairman and Chief Executive Officer of Bell Canada International Inc. (a subsidiary of BCE that was formed to invest in telecommunications operations outside Canada). Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG, where he was a partner for eleven years. Mr. Anderson also serves on the boards of directors of TransAlta Corporation (power generation and energy marketing firm) and MDS Inc. (global life sciences company). Mr. Anderson was educated at the University of Western Ontario and is a member of the Institute of Chartered Accountants of Ontario. (14)

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	8/8	100%	-	TransAlta Corporation – Power generation and energy marketing firm (13)
Member of the Audit and Finance Committee	4/4	100%	-	MDS Inc. – Global life sciences company (13)
Member of the Compensation and Human Resources Committee	4/4	100%
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	8,000	1,260.93	9,260.93	$367,381	US$150,000	Yes
Dec. 8, 2006	8,000	438.84	8,438.84	$245,866
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		822.09	—

GLEN J. CHAMANDY
Born in 1961 Montreal, Québec, Canada Director since May 1984 Not Independent (Management)	Mr. Chamandy is one of the founders of the Corporation and has devoted his entire career to building the Corporation into an industry leader.
Board/Committee Membership:	Attendance (2):		Principal Board Memberships:
Board of Directors	8/8 (11)	100%	-	None
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	7,452,800 (12)	Nil	7,452,800 (12)	$295,652,576	$2,864,000	Yes
Dec. 8, 2006	11,052,800	Nil	11,052,800	$322,023,328
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Oct 1, 2007	15,046		$39.39	15,046	$4,213
Oct. 2, 2006	21,700		$27.17	21,700	$271,250
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	(3,600,000)		-	15,046

SHEILA O'BRIEN
Born in 1947 Calgary, Alberta, Canada Director since June 2005 Independent (1)

Sheila O’Brien, CM is President of Belvedere 1 Investments Ltd., a private investment company, and is also a business advisor and corporate director. She has had a thirty-year career as a senior executive in the oil and gas and petrochemical sectors in the areas of human resources, investor relations and public and government relations. Prior to 2004, Ms. O’Brien was Senior Vice-President, Human Resources, Public Affairs, Investor and Government Relations at NOVA Chemicals Corporation, a producer of commodity plastics and chemicals, where she was the architect of a corporate restructuring practice that was designated a world wide best practice by Watson Wyatt Consulting Firm. She has also been active on the boards of directors of over thirty public sector and not-for-profit organizations and was awarded the Order of Canada for her community leadership in 1998. Ms. O’Brien also serves on the boards of directors of MaRS (Medical and Related Sciences) (Toronto-based biotechnology accelerator), Skye Resources Inc. (nickel mining company) and Advantage Energy Income Fund (oil and gas royalty trust). In addition to her corporate career, she has acted as special advisor to the president at the University of Calgary. She is a graduate of the MTC program at the University of Western Ontario and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	8/8	100%	-	Skye Resources Inc. – Nickel mining company (13)
Member of the Compensation and Human Resources Committee	4/4	100%	-	Advantage Energy Income Fund – Oil and gas royalty trust (13)
Member of the Corporate Governance Committee	4/4	100%	-	MaRS – Biotechnology accelerator
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	6,400	3,673.43	10,073.43	$399,613	US$150,000	Yes
Dec. 8, 2006	6,400	2,029.26	8,429.26	$245,586
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		1,644.17	—

PIERRE ROBITAILLE
Born in 1943 St-Lambert, Québec, Canada Director since February 2003 Independent (1)

Pierre Robitaille is a business advisor and a corporate director. Mr. Robitaille previously pursued his career at SNC-Lavalin Group Inc., a global engineering-construction firm, where he was Executive Vice-President and Chief Financial Officer from 1990 to 1998. Prior to this, Mr. Robitaille was in public practice for more than twenty years with the public accounting and management consulting firm of Ernst & Whinney, where he held the positions of Managing Partner of the Montreal office, President of the firm in Québec, and member of its national board of directors. Mr. Robitaille also serves on the boards of directors of Nav Canada (civil air navigation services provider), Swiss Re Company of Canada and Swiss Re Life & Health Co. Canada (reinsurance companies) and National Public Relations Capital Partnership Inc. (national public relations consulting firm). Mr. Robitaille is a Fellow member of the Québec Order of Chartered Accountants. He was educated at HEC-University of Montreal and McGill Business School.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	8/8	100%	-	Nav Canada – Civil air navigation services provider (13)
Chairman of the Audit and Finance Committee	4/4	100%	-	Swiss Re Company of Canada – Property and casualty reinsurance company
Member of the Corporate Governance Committee	4/4	100%	-	Swiss Re Life and Health Co. Canada – Life and health reinsurance company
			-	National Public Relations Capital Partnership Inc.- National public relations consulting firm
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	20,000	1,354.13	21,354.13	$847,118	US$150,000	Yes
Dec. 8, 2006	20,000	532.04	20,532.04	$598,201
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		822.09	—

RICHARD P. STRUBEL
Born in 1939 Chicago, Illinois, United States Director since February 1999 Independent (1)

Richard P. Strubel is a corporate director and is Vice-Chairman of the Board of Cardean Learning Group (formerly known as Unext), a provider of advanced education over the Internet, where from 1999 to 2004 he served as President and Chief Operating Officer. From 1990 to 1999, Mr. Strubel was Managing Director of Tandem Partners, Inc., a privately-held management services firm, and from 1984 to 1994, he served as President and Chief Executive Officer of Microdot, Inc. Prior to that, Mr. Strubel served as President of Northwest Industries, then a NYSE-listed company, which included Fruit of the Loom and BVD among its operating entities. Mr. Strubel also serves on the boards of directors of the mutual funds of Goldman Sachs & Co., Goldman Sachs Hedge Fund Partners and Mutual Funds of Northern Trust. Mr. Strubel is also Trustee of the University of Chicago and Chairman of its Audit Committee. Mr. Strubel was educated at Harvard Business School.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	7/8	87.5%	-	Mutual Funds of Goldman Sachs & Co. – Mutual funds
Chairman of the Compensation and Human Resources Committee	4/4	100%	-	Goldman Sachs Hedge Funds Partners – Hedge funds
Member of the Audit and Finance Committee	4/4	100%	-	Mutual Funds of Northern Trust – Mutual funds
			-	Cardean Learning Group – Provider of advanced education over the internet
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	24,000	1,354.13	25,354.13	$1,005,798	US$150,000	Yes
Dec. 8, 2006	24,000	532.04	24,532.04	$714,741
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Dec. 6, 2001	9,176		$5.395	9,176	$314,507
Dec. 6, 2000	3,920		$6.3125	3,920	$130,761
May 10, 2000	7,952		$6.225	7,952	$265,955
May 3, 1999	23,528		$2.4375	23,528	$876,006
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		822.09	—

GONZALO F. VALDES-FAULI
Born in 1946 Key Biscayne, Florida, United States Director since October 2004 Independent (1)

Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes-Fauli retired from Barclays Bank PLC (major UK-based global bank) in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group CEO, Latin America. Mr. Valdes-Fauli also serves on the board of directors of Blue Cross Shield of Florida (health insurance provider), where he is Lead Chairman. Mr. Valdes-Fauli also served as Chairman of the Board of Republic Bank of Dominican Republic (financial services provider) until November 2007. He is also Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

Board/Committee Membership:	Attendance (2):			Principal Board Memberships:
Board of Directors	8/8	100%	-	Blue Cross Shield of Florida – Health insurance provider
Member of the Audit and Finance Committee	4/4	100%	-	BroadSpan Capital LLC – Investment banking firm
Member of the Corporate Governance Committee	4/4	100%
Securities Held:
As at:	Common Shares (4)	DSUs (5)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs (6)	Minimum Shareholding Requirement (7)	Meets Requirement
Dec. 10, 2007	26,420	2,507.03	28,927.03	$1,147,535	US$150,000	Yes
Dec. 8, 2006	26,420	1,684.94	28,104.94	$818,837
Options Held (8):
Date Granted	Number		Exercise Price (9)	Total Unexercised	Value of Options Unexercised (10)
Nil	Nil		Nil	Nil	Nil
Net Change in Equity Ownership (15):
	Common Shares		DSUs	Options
	—		822.09	—

(1)

"Independent" refers to the standards of independence established under Section 303A(2) of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)

In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings. Directors are not paid additional fees for such attendance.

(3)

Mr. Robert M. Baylis was appointed Chairman of the Board of Directors on August 3, 2004. He was previously the Lead Director of the Board of Directors.

(4)

"Common Shares" refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the director, as at December 10, 2007 and December 8, 2006, respectively.

(5)

"DSUs" refers to the number of deferred share units held by the director as at December 10, 2007 and December 8, 2006, respectively.

(6)

"Total Market Value of Common Shares and DSUs" is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on each of December 10, 2007 ($39.67) and December 8, 2006 ($29.14) respectively, by the number of Common Shares and deferred share units held as at December 10, 2007 and December 8, 2006.

(7)

See Section 3.1.2 entitled "Stock Ownership Policy for Directors". For Mr. Chamandy’s minimum requirement as President and Chief Executive Officer, see Section 3.2.3.1 entitled "Shareholding Requirement for the Chief Executive Officer".

(8)

Since December 2001, no options have been granted to non-employee directors. See Section 2.1.3 entitled "Stock Options to Directors Discontinued in 2001".

(9)

"Exercise Price" is the closing price of the Common Shares on the TSX the day prior to the grant date.

(10)

"Value of Options Unexercised" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 10, 2007 and the exercise price of the options, multiplied by the number of unexercised options held on December 10, 2007.

(11)

Mr. Glenn J. Chamandy is not a member of the Board committees. He attends committee meetings at the invitation of the committee chairs.

(12)

Of the Common Shares, 7,396,800 are registered in the name of Glenn Chamandy Holdings Corporation.

(13)

Publicly-traded company.

(14)

After having been advised that Mr. Anderson simultaneously served on the audit committees of four public companies, the Board determined that such simultaneous service did not impair his ability to effectively serve on the Audit and Finance Committee of the Board.

(15)

"Net Change in Equity Ownership" refers to the change in ownership of Common Shares, deferred share units and options from December 8, 2006 to December 10, 2007.

2.1.3

Stock Options to Directors Discontinued in 2001

Since December 2001, as a matter of corporate policy, the Board discontinued all grants of options to non-employee directors. From 1998 to 2001, under the Corporation’s stock option plan then in effect, Common Share option grants were made to non-employee directors as a part of their compensation. In May 2006, the Board of Directors formally amended the Corporation’s Long Term Incentive Plan to exclude non-employee directors as eligible participants.

2.1.4

No Common Directorships

As of December 10, 2007, no members of the Board of Directors served together on the boards of other public companies.

2.1.5

Majority Voting Policy

The Board of Directors has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will make its final decision and announce it in a press release within ninety (90) days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

2.2

Renewal of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to adopt an ordinary resolution approving the renewal of the shareholder rights plan of the Corporation (the "Rights Plan") originally adopted by the Board of Directors on December 1, 2004. The Rights Plan will be renewed until December 1, 2010 should the resolution approving the Rights Plan, a copy of which is reproduced at Schedule "A" to this Circular (the "Rights Plan Resolution"), be approved by a majority of the votes cast at the Meeting.

2.2.1

Objectives and Background of the Rights Plan

The Rights Plan is designed to provide the Corporation’s shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.

In recommending the renewal of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take-over bid as long as the bid meets the "Permitted Bid" criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan is designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings. The same factors considered by the Board of Directors when the Rights Plan was adopted in 2004 still exist today.

The Rights Plan is not renewed in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. Subject to shareholder approval, the Rights Plan will be in effect until December 1, 2010.

2.2.2

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Shareholder Rights Plan Agreement (the "Rights Agreement"). The Rights Agreement is available on SEDAR at www.sedar.com and on EDGAR, at www.sec.gov, under the name of Gildan Activewear Inc., as a filing made on December 2, 2004.

2.2.2.1

Operation of the Rights Plan

Pursuant to the terms of the Rights Agreement, one right was issued in respect of each Common Share outstanding as at the close of business on December 1, 2004 (the "Record Time"). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five (5), subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right shall constitute the right for the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Corporation that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price of a Common Share is $40, the exercise price would be $200 (5 x $40) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase ten (10) Common Shares (two (2) times the exercise price divided by the Market Price, or (2 x $200) ÷ $40 = 10 Common Shares) for an aggregate exercise price of $200.

2.2.2.2

Trading of Rights

Until the Separation Time, the rights trade with the Common Shares and are represented by the same share certificates as the Common Shares or by an entry in the Corporation’s securities register in respect of any outstanding Common Shares. Upon the occurrence of a Flip-in Event, from and after the Separation Time and prior to the Expiration Time, the rights would be evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.

2.2.2.3

Separation Time

The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") of the close of business on the eighth (8th) Trading Day (as defined below) after the earlier of:

(i)

The first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below); and

(ii)

The date of the commencement of, or first public announcement or disclosure of, the intention of any person (other than the Corporation or any of its subsidiaries) to commence, a take-over bid or a share exchange bid for 20% or more of the Corporation’s outstanding Common Shares (other than a Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid);

or such later time as may from time to time be determined by the Board of Directors.

2.2.2.4

Flip-in Event

The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event". After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Corporation such number of Common Shares as has an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.

2.2.2.5

Exercise Price

The exercise price is set at a multiple of five (5) times the Market Price of the Common Shares at the Separation Time, subject to anti-dilution adjustments.

2.2.2.6

Definition of Market Price

"Market Price" is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Common Share on each of the twenty (20) consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. "Trading Day" is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Common Shares are listed or admitted to trading is open for the transaction of business.

2.2.2.7

Permitted Bid Requirements

The requirements of a Permitted Bid are the following:

(i)

The take-over bid must be made by means of a take-over bid circular to all holders of Common Shares, other than the offeror; and

(ii)

The take-over bid must contain the following irrevocable and unqualified conditions:

(a)

No Common Shares shall be taken up or paid for (A) prior to the close of business on a date which is not less than sixty (60) days following the date of the bid, and (B) unless, at the close of business on such date, the Common Shares deposited or tendered pursuant to the bid and not withdrawn constitute more than 50% of the then outstanding Common Shares which are held by the Corporation’s shareholders other than any Acquiring Person or offeror and their related parties (the "Independent Shareholders");

(b)

Unless the take-over bid is withdrawn, Common Shares may be deposited at any time prior to the close of business on the date of the first take-up of or payment for Common Shares;

(c)

Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(d)

If more than 50% of the then outstanding Common Shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten (10) business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no Common Shares shall be taken up and paid for prior to the close of business on a date which is not less than sixty (60) days following the date of the bid and must not permit Common Shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the close of business on a date that is earlier than the later of (A) thirty-five (35) days (or such longer minimum period of days that a take-over bid must remain open for acceptance under applicable securities legislation) after the date of such take-over bid and (B) the sixtieth (60th) day after the earliest date on which any other Permitted Bid that is then in existence was made.

2.2.2.8

Waiver and Redemption

The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of the Common Shares. In these circumstances, such waiver shall also be deemed to be a waiver in respect of any other take-over bid made by way of a take-over bid circular to all holders of the Common Shares prior to the expiry of the first mentioned take-over bid.

Subject to the prior consent of the holders of Common Shares (prior to the Separation Time) or rights (after the Separation Time), the Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.

2.2.2.9

Amendment to the Rights Agreement

The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of Common Shares or rights. The Corporation may, with the prior consent of the holders of Common Shares or rights, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes made by the Board of Directors.

2.2.2.10

Fiduciary Duty of Board

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Corporation’s shareholders as are considered appropriate.

2.2.2.11

Exemptions for Investment Advisors and Grandfathered Persons

Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding Common Shares at the date of adoption of the Rights Plan shall not be considered an "Acquiring Person" (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Corporation’s outstanding voting shares).

2.2.2.12

Term

Unless terminated earlier in accordance with its applicable terms, the Rights Agreement will expire on the date of the Meeting or, if the shareholders approve the Rights Plan at the Meeting, then on December 1, 2010 (the "Expiration Time").

2.2.3

Tax Consequences of the Rights Plan

2.2.3.1

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Corporation was not required to include any amount in computing the Corporation’s income for the purposes of the Income Tax Act (Canada) (the "ITA") as a result of the issuance of the rights.

Under the ITA, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

2.2.3.2

Eligibility for Investment

Provided that the Corporation remains a "public corporation" for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the Common Shares under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

2.2.4

Approval of the Resolution

The Rights Plan Resolution, the text of which is reproduced at Schedule "A" to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy in order for it to be adopted. The Corporation’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.

Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

2.3

Appointment of Auditors

KPMG LLP ("KPMG"), chartered accountants, have served as auditors of the Corporation since fiscal 1996. In fiscal 2007, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Corporation, the Corporation retained KPMG to provide various audit-related and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two (2) fiscal years, were as follows:

Audit Fees — The aggregate audit fees billed by KPMG for professional services rendered for the annual audit of the Corporation’s consolidated financial statements, quarterly reviews of the Corporation’s financial statements and services provided in connection with statutory and regulatory filings or engagements were $1,214,402 for fiscal 2007 and $1,196,100 for fiscal 2006. The audit fees include fees relating to KPMG’s audit of the effectiveness of the Corporation’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were $112,800 for fiscal 2007 and $94,025 for fiscal 2006. These services consisted of miscellaneous assurance services.

Tax Fees — The aggregate tax fees billed by KPMG were $935,066 for fiscal 2007 and $322,785 for fiscal 2006. These services consisted of tax compliance, including the review of tax returns, assistance regarding income, capital and sales tax audits, the preparation of annual transfer pricing studies, tax advisory services relating to domestic and international taxation and customs and duties.

All Other Fees — The aggregate fees billed by KPMG for all other professional services rendered were nil for fiscal 2007 and $169,860 for fiscal 2006 for services associated with financial due diligence.

All fees paid and payable by the Corporation to KPMG in fiscal 2007 were pre-approved by the Corporation’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

SECTION 3 – DISCLOSURE OF COMPENSATION

3.1

Remuneration of Directors

The Corporation’s director compensation program is designed to (i) attract and retain the most qualified people to serve on the Corporation’s Board of Directors and its committees, (ii) align the interests of the directors with the interests of the Corporation’s shareholders and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director. In that regard, in 2006, the Corporation retained Mercer Human Resource Consulting ("Mercer") to review the compensation of non-employee directors and to provide recommendations on its various components. The Corporate Governance Committee reviews the recommendations and adjusts the non-employee directors’ remuneration accordingly.

3.1.1

Annual Retainers and Attendance Fees

Annual retainers and attendance fees are paid to the members of the Board of Directors who are not employees or officers of the Corporation ("Outside Directors") on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Compensation (US$)
Board Chair Retainer	85,000
Board Retainer	50,000 (1)
Committee Chair Retainer
- Audit and Finance	15,000
- Compensation and Human Resources	15,000
- Corporate Governance	9,000
Committee Member Retainer
- Audit and Finance	4,000
- Compensation and Human Resources	4,000
- Corporate Governance	4,000
Meeting Attendance Fees
- Board Meeting	1,250
- Committee Meeting	1,250

(1)     At least 50% of the Board retainer is paid in deferred share units and the balance is paid in cash, irrespective of whether a director’s minimum stock ownership requirements have been met (see Section 3.1.2 entitled "Stock Ownership Policy for Directors").

Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

3.1.2

Stock Ownership Policy for Directors

The Board of Directors believes that the economic interests of directors should be aligned with those of the Corporation’s shareholders. To achieve this, all Outside Directors are expected to own a significant amount of Common Shares and/or deferred share units.

The Board has therefore adopted a formal stock ownership policy (the "Ownership Policy") pursuant to which each Outside Director is expected, over a period of five (5) years, to own and maintain ownership of an amount of Common Shares (or deferred share units) which is equivalent in value to three (3) times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the "NYSE")).

In addition, the Board has recently updated the Corporation’s Insider Trading Policy to include a prohibition against monetizing transactions and other hedging procedures by all insiders of the Corporation, including directors, to reduce the exposure related to such insiders’ equity holdings.

3.1.3

Deferred Share Unit Plan

The Corporation has adopted a deferred share unit plan (the "DSUP") for the Outside Directors to help them meet the Ownership Policy requirements. The DSUP became effective as of the first quarter of fiscal 2005.

Under the DSUP, each Outside Director receives, in the form of deferred share units ("DSUs"), 50% of the annual Board retainer fee payable quarterly to him or her, irrespective of whether the Outside Director has achieved the minimum shareholding requirements under the Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs any percentage, up to 100%, of the balance of the fees payable in respect of serving as a director. Under the DSUP, Outside Directors are credited, as of the last day of each fiscal quarter of the Corporation, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU, which is the average of the closing prices of the Common Shares on the NYSE for the five (5) trading days immediately preceding the last day of each fiscal quarter of the Corporation. DSUs granted under the DSUP will be redeemable and the value thereof payable only after the director ceases to act as a director of the Corporation.

3.1.4

Total Compensation of Outside Directors

The table below reflects in detail the total compensation earned by the Outside Directors during the fiscal year ended September 30, 2007 (all amounts are in U.S. dollars):

Director	Director and Board Chair Cash Retainer (1) (US$)	Committee Chair Cash Retainer (US$)	Committee Member Cash Retainer (US$)	Board and Committee Attendance Fees (US$)	Total Annual Fees (US$)	Value of Total Annual Fees Received in DSUs (US$)	Percentage of Total Annual Fees Received in DSUs (%)	Multiple of Total Annual Fees Held in DSUs and Common Shares (3)
Robert M. Baylis	135,000	9,000	4,000	21,250(2)	169,250	25,000	14.8	18.9
William D. Anderson	50,000	—	8,000	20,000	78,000	25,000	32.1	4.7
Sheila O’Brien	50,000	—	8,000	20,000	78,000	50,000	64.1	5.1
Pierre Robitaille	50,000	15,000	4,000	21,250(2)	90,250	25,000	27.7	9.3
Richard P. Strubel	50,000	15,000	4,000	21,250 (2)	90,250	25,000	27.7	11.1
Gonzalo F. Valdes-Fauli	50,000	—	8,000	20,000	78,000	25,000	32.1	14.6
TOTAL	385,000	39,000	36,000	123,750	583,750	175,000	30.0	—
(1)	Includes the value of DSUs granted.
(2)

Includes fees of US$1,250 for each of Messrs. Baylis and Robitaille for attendance at a special meeting of a sub-committee formed by the Board of Directors and fees of US$2,500 for Mr. Strubel for attendance at two such sub committee meetings.

(3)

“Multiple of Total Annual Fees Held in DSUs and Common Shares” is calculated by dividing the value of the DSUs and Common Shares held by the Outside Director as at September 30, 2007 (based on the market value of the Common Shares on the NYSE on September 28, 2007, which was US$39.39 per share) by the total annual fees earned by the Outside Director during fiscal 2007.

3.2

Compensation of Executive Officers

3.2.1

Determining Compensation

3.2.1.1

Compensation and Human Resources Committee

Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board of Directors by the Compensation and Human Resources Committee. During the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of four (4) directors, all of whom are independent directors, namely Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate. None of the members of the Committee is currently holding the position of chief executive officer.

The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com. The mandate of the Committee provides that the Committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s senior officers, including recommending their compensation. In collaboration with the Chairman of the Board, the Committee also reviews the Chief Executive Officer’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from its mandate, allowing the Committee to plan and monitor the fulfilment of its mandate.

3.2.1.2

Compensation Consultant

The Compensation and Human Resources Committee engages its own independent consultant to advise it on executive compensation matters. As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain and approve the fees of its consultants. During fiscal 2007, the Committee retained the services of Mercer to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer, top executive officers and directors. Management also retained Mercer in fiscal 2007 to review and advise on various compensation matters.

The fees paid to Mercer for compensation consulting services provided to the Committee and to the Corporation during fiscal 2007 were as follows:

Type of Fee	Amount
Fees for Committee mandates	$30,300
Fees for Corporation mandates	$6,600
Total	$36,900

The Compensation and Human Resources Committee must pre-approve any services provided by Mercer to the Corporation so as to ensure that Mercer’s independence as advisor to the Committee is not compromised. While the Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

3.2.2

Executive Compensation Program

3.2.2.1

Compensation Philosophy and Program Objectives

The Corporation has a strong entrepreneurial culture, which places an emphasis on performance-based compensation and the participation of senior executives in the creation of shareholder value. This is reflected in the Corporation’s executive compensation program, which has been designed to attract, motivate and retain high-performing senior management required to achieve superior financial results and to build competitive advantage.

The overall executive compensation program is intended to attract and retain talented executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation’s shareholders:

  By providing the opportunity for total compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

  By ensuring that a significant proportion of executive compensation is linked to performance through the Corporation’s variable compensation plans; and

  By providing executives with equity-based incentive plans, such as stock options and share units.

3.2.2.2

Benchmarking Practices

In order to meet the Corporation’s objectives of providing market competitive compensation opportunities, the Corporation’s executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size and other companies that the Corporation competes with for executive talent (the "Reference Groups"). The composition of the Reference Groups is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Corporation. As part of this benchmarking process, the Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies, and also considers data from different compensation surveys. An overview of the characteristics of the Reference Groups is provided in the following table:

(All values in $ millions)

		Reference Groups:		Reference Groups:
	Gildan Activewear	Proxy Data (1)		Survey Data (1)
Location	Canada	Canada	United States	Canada	United States
Industries	Textiles and apparel	TSX Consumer Discretionary Index	Textiles, apparel and consumer products	All publicly-traded	All publicly-traded
Number of companies in
Reference Group	Not applicable	16	14	~20 (2)	~40 (2)
Revenues
Most recent 12 months	$1,071 (3)	$1,550	$1,087	$500 to $2,000	$500 to $2,000
Market Capitalization
as at October 31, 2007	$5,208	$1,611	$611	Not available	Not available
Net income
Most recent 12 months	$144 (3)	$103	$50	Not available	Not available
(1)	The financial data for the Reference Groups in these columns is from proxy circulars and represents the median data for the group.
(2)

The number of companies shown for the Reference Groups represents the average number of survey participants for all executive positions reviewed. The actual number of participants may have been higher or lower for certain specific positions.

(3)	These figures have been converted to Canadian dollars using an average exchange rate for fiscal 2007 of $1.1101.

3.2.2.3

Positioning

The Corporation’s compensation policy is to use the market median with the potential of top quartile total compensation when individual and company performance are also top quartile. The Compensation and Human Resources Committee uses discretion and judgment when determining actual compensation levels. Individual compensation may be positioned above or below median based on individual experience and performance, or other criteria deemed important by the Committee.

3.2.2.4

Compensation Elements

The Corporation’s executive compensation program is comprised of fixed and variable components. The variable components include short-term and long-term incentive programs. Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, aggressive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

The compensation program consists of the following four basic components:

(i)

Base salary;

(ii)

Short-term incentives – consisting of a cash bonus linked to the performance of the Corporation;

(iii)

Long-term incentives – comprised of stock options and restricted share units; and

(iv)

Other elements of compensation – consisting of benefits, perquisites, retirement benefits and an employee share ownership plan.

3.2.2.5

Base Salary

Salaries of the executive officers are established based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of salaries in the Reference Groups.

In determining individual base salaries, the Compensation and Human Resources Committee takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The Committee also takes into consideration the financial performance of the Corporation as well as the individual performance of the executive.

3.2.2.6

Short-Term Incentives (SCORES)

The Corporation’s Annual Incentive Plan is known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards). SCORES aims to enhance the link between pay and performance by:

  Aligning the financial interests and motivations of the Corporation’s management team and employees with the annual financial returns of the Corporation;

  Motivating management to work towards common annual performance objectives;

  Providing total cash compensation that is greater than the median of the Reference Groups in cases where superior financial performance in excess of target objectives is attained; and

  Providing total cash compensation that is at or below the market median in cases where performance objectives are not attained.

Performance Measures and Targets

In each fiscal year, actual bonuses paid will depend on the executive’s target percentage of base salary and reflect actual performance in the year based on achieving or exceeding a minimum return on assets ("ROA") as set annually at the outset of the year by the Compensation and Human Resources Committee. These performance measures and targets are intended to ensure that management’s incentive-based compensation reflects:

  Success in achieving the Corporation’s targets for profitability; and

  Effectiveness in managing the level of investment required to generate earnings.

For the 2007 fiscal year, actual bonuses paid represented 40% of the target based on the Corporation’s actual performance against its objectives.

Short-Term Incentive Awards for Fiscal 2007

In fiscal 2007, the actual payout to the Chief Executive Officer, the Chief Financial Officer and the three (3) other most highly compensated executive officers of the Corporation (the "Named Executive Officers") under SCORES was 40% of target, as reflected in the following table:

Name	Target Payout as a Percentage of Salary (a)	Payout Range as a Percentage of Salary (Up to Two Times Target)	Corporate Performance Based on ROA (% of target) (b)	Actual Payout as a Percentage of Salary (a) x (b)	Actual Award
Glenn J. Chamandy
President and
Chief Executive Officer	65%	0-130%	40%	26%	$186,160
Laurence G. Sellyn
Executive Vice-President, Chief
Financial and Administrative Officer	65%	0-130%	40%	26%	$117,000
Benito Masi
Executive Vice-President,
Manufacturing	50%	0-100%	40%	20%	$63,400
Georges Sam Yu Sum
Executive Vice-President, Operations	50%	0-100%	40%	20%	$49,200
Michael R. Hoffman
President, Gildan Activewear SRL
(U.S. dollars)	50%	0-100%	40%	20%	$46,857

3.2.2.7

Long-Term Incentives

The long-term incentives of the Corporation’s executive compensation program, namely the Long Term Incentive Plan (the "LTIP"), are designed to:

  Recognize and reward the impact of longer-term strategic actions undertaken by management;

  Align the interests of the Corporation’s key employees and its shareholders;

  Focus management on developing and successfully implementing the continuing growth strategy of the Corporation; and

  Foster the retention of key management personnel.

Types of Long-Term Incentives Awarded

The LTIP allows the Board of Directors to grant to executives the following types of long-term incentives:

  Stock options ("Options");

  Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) ("Treasury RSUs"); and

  Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) ("Non-Treasury RSUs").

For a more detailed description of the features of the LTIP, see Schedule "E" of this Circular.

The LTIP awards help to achieve the Corporation’s compensation objectives as follows:

  The LTIP aims at bringing the total compensation received by the Corporation’s executives to the 75th percentile of total compensation received by executives in the Reference Groups if the Corporation achieves its aggressive profit and growth targets.

  Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Corporation’s long-term return on investment and share price reflect these achievements.

  Through the use of time vesting for a significant portion of long-term compensation, the LTIP awards help to achieve the Corporation’s objective of promoting the retention of senior executives.

Determination of Grants

Grant levels are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee, after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently of any input from him (see Section 3.2.3 entitled "Compensation of the Chief Executive Officer").

Award targets are based on the expected impact of the role of the executive on the Corporation’s performance and strategic development as well as market benchmarking. The Compensation and Human Resources Committee also undertakes an analysis from time to time to determine the possible payouts from the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the shareholders.

Treasury RSUs are used generally for one-time awards to attract qualified candidates or for retention purposes. Beginning in fiscal 2007, Non-Treasury RSUs and Options have been granted to executives on an annual basis as part of the long-term portion of their annual compensation. The following table presents the total value of awards granted to the Named Executive Officers under the LTIP in fiscal 2007:

Name	Base Salary for 2006 (a)	Target Awards (% Base Salary) (b)	Mix of Options and Non-Treasury RSUs (% of total grant)		Value of Options and Non Treasury RSUs granted ($)		Total Value ($) (a) x (b)
			Options (c)	RSUs (d)	Options (a)x(b)x(c)	RSUs (a)x(b)x(d)
Glenn J. Chamandy	700,000	65%	50%	50%	227,500	227,500	455,000
Laurence G. Sellyn	440,000	65%	50%	50%	143,000	143,000	286,000
Benito Masi	310,000	50%	50%	50%	77,500	77,500	155,000
Georges Sam Yu Sum	240,500	50%	50%	50%	60,125	60,125	120,250
Michael R. Hoffman
(U.S. dollars)	215,000	50%	50%	50%	53,750	53,750	107,500

LTI Performance Measures and Weightings

To encourage a long-term view of performance and to align with shareholder interests, Options and RSUs (both Treasury and Non-Treasury) have vesting conditions that are based on:

  Time (Options and RSUs); and

  Performance (RSUs).

Vesting for Options: Options granted in fiscal 2007 and 2008 are not exercisable prior to the second anniversary of the grant date, and 25% are exercisable on and after the second, third, fourth and fifth anniversary of the grant date. In addition, such Options have a term of seven (7) years.

Vesting for Treasury RSUs: Treasury RSUs awarded to date under the LTIP vest at the end of a five (5)-year vesting period, with the exception of a special one-time award made to the Executive Vice-President, Chief Financial and Administrative Officer, which vests at the end of an eight (8)-year period.

Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three (3)-year period.

Both the Treasury and Non-Treasury RSUs are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on the Corporation’s average ROA performance for the period as compared to the TSX Consumer Discretionary Index, excluding trusts. The performance-vesting portion of each RSU award is subject to the following relative performance-vesting matrix:

Financial Performance Relative to the Comparator Group	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
Median	50%
Below 40th percentile	0

Options Granted During the Fiscal Year 2007

The following table shows information regarding grants of Options to each Named Executive Officer under the LTIP during the financial year ended September 30, 2007:

Name	Date of Grant	Options Granted (#)	% of Total Options Granted to Employees in Financial Year (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Glenn J. Chamandy	October 2, 2006	21,700	12.0	27.17	27.17	October 2, 2013
Laurence G. Sellyn	October 2, 2006	13,640	7.6	27.17	27.17	October 2, 2013
Benito Masi	October 2, 2006	7,392	4.1	27.17	27.17	October 2, 2013
Georges Sam Yu Sum	October 2, 2006	5,734	3.2	27.17	27.17	October 2, 2013
Michael R. Hoffman	October 2, 2006	5,718	3.2	27.17	27.17	October 2, 2013

Aggregated Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, the aggregated Options exercised during the fiscal year ended September 30, 2007 and financial year-end Option values. The aggregate values indicated with respect to unexercised in-the-money Options at financial year-end have not been, and may never be, realized. These Options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise:

Name	Securities Acquired on Exercise	Aggregate Value Realized (1) ($)	Unexercised Options at Financial Year End (#)		Value of Unexercised In-the-Money Options at Financial Year-End (2) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Glenn J. Chamandy	—	—	—	21,700	—	265,174
Laurence G. Sellyn	—	—	16,000	13,640	484,240	166,681
Benito Masi	—	—	98,000	7,392	3,167,449	90,330
Georges Sam Yu Sum	—	—	169,296	5,734	5,611,788	70,069
Michael R. Hoffman	20,000	484,763	34,532	5,718	1,061,728	69,874
(1)

“Aggregate Value Realized” is calculated based on the difference between the market value of the underlying Common Shares on the TSX on the Option exercise date and the exercise or base price of the Options, multiplied by the number of Options exercised.

(2)

“Value of Unexercised In-The-Money Options at Financial Year-End” is calculated based on the difference between the closing price of the Common Shares on the TSX on September 28, 2007 ($39.39) and the exercise or base price of the Options, multiplied by the number of unexercised Options.

Options, RSUs and Common Shares Held at Financial Year End

The following table summarizes, for each of the Named Executive Officers, the number and value of outstanding Treasury RSUs, Non-Treasury RSUs, Options and Common Shares held as at September 30, 2007:

Name	Outstanding Treasury RSUs at Year End		Outstanding Treasury RSUs at Year End		Exercisable Options at Year End		Unexercisable Options at Year End		Total Value of RSUs and Options at December 10, 2007 ($)	Common Shares at Year End (3)
	Number (#)	Value at December 10, 2007 (1) ($)	Number (#)	Value at December 10, 2007 (1) ($)	Number (#)	Value at December 10, 2007 (2) ($)	Number (#)	Value at December 10, 2007 (2) ($)		Number (#)	Value at December 10, 2007 (4) ($)
Glenn J. Chamandy	—	—	8,372	332,117	—	—	21,700	271,250	603,367	8,848,238	351,009,602
Laurence G. Sellyn	350,000	13,884,500	5,262	208,744	16,000	488,720	13,640	170,500	14,752,464	20,000	793,400
Benito Masi	100,000	3,967,000	2,852	113,139	98,000	3,194,889	7,392	92,400	7,367,428	10,552	418,598
Georges Sam Yu Sum	—	—	2,212	87,750	169,296	5,659,191	5,734	71,675	5,818,616	—	—
Michael R. Hoffman	40,000	1,586,800	2,206	87,512	34,532	1,071,397	5,718	71,475	2,817,184	—	—
(1)

The value of such Treasury and Non Treasury RSUs is determined by multiplying the number of RSUs held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

(2)

The value of such exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at September 30, 2007.

(3)	“Common Shares at Year End” refers to the number of Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer, as at September 30, 2007.
(4)

The value of such Common Shares is determined by multiplying the number of Common Shares held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides, for fiscal 2007, with respect to the LTIP:

(i)

The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

(ii)

The weighted-average exercise price of such outstanding options, warrants and rights; and

(iii)

The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column) (#)
Equity compensation plan
approved by security holders
- LTIP (Options)	852,558	10.08	3,843,140 (1)
- LTIP (Treasury RSUs)	941,315	N/A	— (1)

(1)     The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Corporation does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

3.2.2.8

Other Forms of Compensation

Benefits and Perquisites

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance and a healthcare spending account. Perquisites consist of a car benefit, club memberships, personal insurance, health examinations and financial counselling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian organizations.

Retirement Benefits

Under the Corporation’s retirement savings program, the Named Executive Officers (other than Michael R. Hoffman, who is not a Canadian citizen) and all other Canadian salaried employees receive under the Deferred Profit Sharing Plan ("DPSP") of the Corporation an amount equal to their contribution to their Registered Retirement Savings Plan ("RRSP") up to a maximum of 5% of their base annual salary. In addition, should such 5% limit be higher than the tax limit for their contributions, the additional amount is credited under the Supplemental Retirement Savings Plan ("SRSP"), which is an unfunded plan.

Under the Corporation’s 401(k)/SRSP Program, Michael R. Hoffman, and most of the other salaried employees in the United States, receive an amount equal to 50% of their own contributions, which may be up to a maximum of 6% of their annual base salary. In addition, Michael R. Hoffman is credited from the Corporation an amount equal to 2% of his annual base salary under the SRSP. The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the Named Executive Officers as of the beginning and end of fiscal 2007:

Name	Aggregate Balance at Beginning of Last Fiscal Year (1) ($)	Executive Contributions (2) in Last Fiscal Year ($)	Corporation's Contributions (2) in Last Fiscal Year DPSP/401(k) ($)	Amounts Credited by the Corporation in Last Fiscal Year Under SRSP ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End (1) ($)
Glenn J. Chamandy	300,080	9,500	—	35,708	60,116	405,404
Laurence G. Sellyn	194,335	9,500	10,000	12,442	22,807	249,084
Benito Masi	127,183	9,500	10,000	5,810	11,391	163,884
Georges Sam Yu Sum	135,714	10,126	10,626	2,588	14,561	173,615
Michael R. Hoffman (3)
(All amounts in U.S. dollars)	79,904	6,973	6,740	4,620	6,684	104,921
(1)

The “Aggregate Balance at Beginning of Last Fiscal Year” and the “Aggregate Balance at Last Fiscal Year End” correspond to the sum of the balance accounts of the Named Executive Officer (other than Michael R. Hoffman) from the RRSP, DPSP and the SRSP.

(2)

Executive contributions under the RRSP (other than Michael R. Hoffman) and the Corporation’s contributions under the DPSP (other than Michael R. Hoffman) are subject to tax limitations that apply over a calendar year. Amounts disclosed above reflect the contributions paid to the Named Executive Officers’ accounts from October 1, 2006 to September 30, 2007.

(3)	Amounts disclosed for Michael R. Hoffman’s account are net of forfeitures made to comply with IRS regulations applicable to 401(k) programs over the calendar year.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "Plan") provides an opportunity for all full-time or regular part-time Canadian and U.S. employees of the Corporation to participate in its ownership. Under the Plan, an employee may contribute between 1% and 10% of his or her base annual salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Corporation, for and on behalf of each participant, a number of Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. The Corporation assumes all administrative costs associated with the Plan.

3.2.3

Compensation of the Chief Executive Officer

The compensation of the President and Chief Executive Officer is governed by the Corporation’s executive compensation policy described in Section 3.2 entitled "Compensation of Executive Officers", and the President and Chief Executive Officer participates in all the same incentive plans as the other Named Executive Officers. The following table summarizes the President and Chief Executive Officer’s compensation for the last three fiscal years and sets forth his aggregate equity holdings as at December 10, 2007:

Mr. Chamandy is a founding entrepreneur of the Corporation. Since the Corporation became a public company in June 1998, its equity market capitalization has increased from $102,286,000 to $4,743,322,569 as at September 30, 2007. Mr. Chamandy’s total career compensation for this period (1998 to 2007) is $19,902,000, including the realized gains from Options granted during the period. This represents 0.4% of the increase in market capitalization during this period.

Fiscal 2007 Highlights
	-	Sales growth of 25%
	-	Market share of 49% for T-shirts in U.S. screenprint channel
	-	Market share of 44% for fleece in U.S. screenprint channel
	-	First national retail programs obtained during the year
Glenn J. Chamandy President and Chief Executive Officer Age: 46 Length of service: 23 years	-	35% unit volume growth in Europe and other international markets
	-	Manufacturing for activewear consolidated in vertically-integrated Central American and Caribbean Basin hubs
	-	EPS growth of 23%, and ROE of 24%, before restructuring and other charges
	-	Added to the S&P/TSX 60 Composite Index
	-	First vertically-integrated basic activewear apparel manufacturer to receive Fair Labor Association accreditation
Three Year Total Compensation
	Cash Compensation		Equity
					Total Direct	Other	Total
			RSU Grant	Option Grant	Compensation	Compensation(3)	Compensation (4)
Year	Salary	Bonus	Value (1)	Value(2)
2007	$716,000	$186,160	$227,467	$227,481	$1,357,108	$117,439	$1,474,547
2006	$700,000	$546,000	—	—	$1,246,000	$88,480	$1,334,480
2005	$546,500	$894,279	—	—	$1,440,779	$152,655	$1,593,434
Mr. Chamandy’s bonus of $186,160 for fiscal 2007 represented 26% of his base salary and was 40% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 10, 2007) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at September 30, 2007 as well as the year-over-year increase/decrease in equity ownership:

Common Shares (5)		RSUs(6)		Net Change in Equity(7)	Exercisable Options(8)		Unexercisable Options(8)
Number	Value	Number	Value	Number	Number	Value	Number	Value
8,848,238	$351,009,602	8,372	$332,117	(2,196,190)	—	—	21,700	$271,250

(1)

The RSUs awarded to Mr. Chamandy are Non-Treasury RSUs. The value of the RSUs is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant.

(2)	The value of the Options reflects the closing price of the Common Shares on the TSX on the date of grant multiplied by the Black-Scholes factor as at such date.
(3)

“Other Compensation” represents the sum of the dollar values disclosed in the “Other Annual Compensation” and “All Other Compensation” columns of the Summary Compensation Table in Section 3.2.4 of this Circular.

(4)	“Total Compensation” is the total of the dollar values disclosed in the Summary Compensation Table in Section 3.2.4 of this Circular and the value of Options granted.
(5)

This refers to Common Shares beneficially owned or over which control or direction is exercised by Mr. Chamandy as at September 30, 2007. The value of such Common Shares is determined by multiplying the number of Common Shares held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

(6)

To date, Mr. Chamandy has only been awarded Non-Treasury RSUs. The value of such Non-Treasury RSUs is determined by multiplying the number of RSUs held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

(7)	“Net Change in Equity” refers to the net change in ownership of Common Shares and Non Treasury RSUs from October 1, 2006 to September 30, 2007.
(8)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at September 30, 2007.

The Compensation and Human Resources Committee considers the advice of an independent compensation consultant in determining the grants to be awarded to the President and Chief Executive Officer.

The President and Chief Executive Officer’s base compensation for fiscal 2007 was $716,000, which with reference to advice from external compensation consultants, positions the President and Chief Executive Officer’s base salary at approximately the median level in relation to the companies in the Reference Groups.

The President and Chief Executive Officer received a bonus based on the SCORES program for fiscal 2007 of $186,160, or 26% of base salary, which was 40% of his target bonus. The annual bonus paid in 2007 reflected a return on operating assets, as defined for this purpose, of 29.9% compared with a target of 33%. The Compensation and Human Resources Committee has approved an increase in base salary for the Chief Executive Officer from $716,000 to $737,480 per annum effective as of February 1, 2008.

In conjunction with the implementation of the LTIP, the President and Chief Executive Officer was awarded a grant of 8,372 Non-Treasury RSUs and 21,700 Options on October 2, 2006 and 5,907 Non-Treasury RSUs and 15,046 Options on October 1, 2007. The Options granted on October 2, 2006 and October 1, 2007 were awarded at exercise prices of $27.17 and $39.39, respectively, and will vest in accordance with the provisions of the LTIP, as previously approved by the Corporation’s shareholders.

3.2.3.1

Shareholding Requirement for the Chief Executive Officer

The President and Chief Executive Officer is required (i) to hold, within five (5) years of his appointment to the position, Common Shares having a minimum total share market value of four (4) times his base salary and (ii) to continue to hold such Common Shares throughout his tenure as President and Chief Executive Officer. Mr. Chamandy, as a founding entrepreneur of the Corporation, has a shareholding position that is significantly in excess of this minimum requirement.

On May 3, 2007, the President and Chief Executive Officer announced his plan to sell up to 3,600,000 of his 11,052,800 Common Shares through a pre-arranged share disposition plan over a twelve-month period beginning on June 1, 2007. The share disposition plan was adopted in accordance with guidelines under Rule 10b5-1 of the Securities Exchange Act of 1934 and guidelines for automatic securities disposition plans under applicable Canadian securities laws. Plans established pursuant to Rule 10b5-1 permit insiders of a corporation to sell shares over a pre-determined period of time, subject to pre-determined volume and price parameters. Once a plan is established, the insider retains no discretion over sales under the plan.

Although the Corporation has been a public company since 1998, Mr. Chamandy had not previously sold any of his founding Common Shares. Subsequent to the completion of the sale of the 3,600,000 Common Shares on December 5, 2007, Mr. Chamandy now owns 7,452,800 Common Shares and remains one of the Corporation’s largest investors, with a shareholding position that continues to be significantly in excess of the minimum shareholding requirement described above.

3.2.4

Summary Compensation Table

The Summary Compensation Table set forth below shows certain compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal years ended September 30, 2007, October 1, 2006 and October 2, 2005:

					Long-Term Compensation
		Annual Compensation			Awards		Payouts(3)
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Shares Under Options Granted (#)	Restricted Share Units (2) ($)	($)	All Other Compensation (14) ($)	Total(15) ($)
GLENN J. CHAMANDY President and Chief Executive Officer	2007	716,000	186,160	81,731 (4)	21,700	227,467	—	35,708	1,474,547
	2006	700,000	546,000	54,366 (5)	—	—	—	34,114	1,334,480
	2005	546,500	894,279	125,330 (6) (7)	—	—	—	27,325	1,593,434
LAURENCE G. SELLYN Executive Vice-President, Chief Financial and Administrative Officer	2007	450,000	117,000	—	13,640	142,969	—	22,442	875,399
	2006	440,000	343,200	45,456 (8)	—	3,382,500 (9)	—	21,920	4,233,076
	2005	426,500	697,914	52,456 (10)	—	—	—	21,325	1,198,195
BENITO MASI Executive Vice-President, Manufacturing	2007	317,000	63,400	—	7,392	77,489	—	15,810	551,189
	2006	310,000	186,000	—	—	—	—	15,442	511,442
	2005	256,500	322,870	—	—	1,142,000	—	12,825	1,734,195
GEORGES SAM YU SUM Executive Vice-President, Operations	2007	246,000	49,200	—	5,734	60,100	—	13,214	428,624
	2006	240,500	144,300	—	—	—	—	11,985	396,785
	2005	233,500	293,918	—	—	—	—	11,675	539,093
MICHAEL R. HOFFMAN President, Gildan Activewear SRL	2007	234,282	46,857	198,686 (11)	5,718	53,741	—	11,360	598,671
	2006	215,000	129,000	183,340 (12)	—	—	—	10,437	537,777
	2005	196,215	246,986	213,790 (13)	—	—	—	9,811	666,802
(All amounts in U.S. dollars)
(1)

Perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year, have been excluded.

(2)	RSUs are Treasury and/or Non-Treasury RSUs. The value of the RSUs is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant.
(3)	There were no long-term compensation pay-outs during the fiscal years ended September 30, 2007, October 1, 2006 and October 2, 2005 other than the exercise of Options described in this Circular.
(4)	This amount includes $31,088 under the flexible perquisites account.
(5)	This amount includes $15,723 under the flexible perquisites account.
(6)	This amount includes interest benefits, imputed at an annual rate of 3.0% for fiscal 2005, on loans made available to the Named Executive Officer. These loans have been fully repaid.
(7)	This amount also includes $52,608 under the flexible perquisites account.
(8)	This amount includes $21,301 under the flexible perquisites account.
(9)

Laurence G. Sellyn holds 350,000 Treasury RSUs, 200,000 of such Treasury RSUs were granted prior to fiscal 2005 and 150,000 were granted on June 7, 2006. These Treasury RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 150,000 Treasury RSUs granted to Mr. Sellyn on June 7, 2006 have been structured to provide an incentive to him to remain with the Corporation for the balance of his working career. All of the foregoing Treasury RSUs are valued using the closing price of the Common Shares on the TSX on the date of grant.

(10)	This amount includes $28,045 under the flexible perquisites account.
(11)	This amount includes a US$85,063 expatriate housing allowance made available to the Named Executive Officer.
(12)	This amount includes a US$84,000 expatriate housing allowance and US$59,062 for an expatriate tax equalization allowance made available to the Named Executive Officer.
(13)	This amount includes a US$84,000 expatriate housing allowance and US$66,370 for an expatriate tax equalization allowance made available to the Named Executive Officer.
(14)	All amounts represent retirement savings program contributions credited by the Corporation on behalf of the Named Executive Officers.
(15)

Total of the dollar values disclosed in the Summary Compensation Table and the value of Options granted, which reflects the closing price of the Common Shares on the TSX on the date of grant multiplied by the Black Scholes factor as at such date.

To demonstrate the link between Named Executive Officer compensation and business performance, the following table shows the total cost of compensation to the Named Executive Officers as a percentage of the Corporation’s net income after tax and as a percentage of the equity market capitalization for fiscal 2007, 2006 and 2005:

	Total Cost of Compensation to Named Executive Officers (1) (US$)	Total Cost of Compensation to Named Executive Officers/Total Net Earnings (%)	Total Cost of Compensation to Named Executive Officers/Total Equity Market Capitalization (%)
2007	3,834,316	2.9	0.1
2006	4,009,793	3.8	0.1
2005	4,349,701	5.1	0.2
(1)

The “Total Cost of Compensation to Named Executive Officers” is the sum of the amounts under the “Salary”, “Bonus”, “Other Annual Compensation” and “All Other Compensation” columns in the Summary Compensation Table in Section 3.2.4 of this Circular for 2007, 2006 and 2005, plus an allocation of the value of Treasury RSU, Non Treasury RSU and Option grants to the Named Executive Officers based on the amortization of these awards over their vesting periods on a straight-line basis. The amounts under the columns “Salary”, “Bonus”, “Other Annual Compensation” and “All Other Compensation” were converted to U.S. dollars using an exchange rate of US$0.9000 in 2007, US$0.8741 in 2006 and US$0.8149 in 2005. The allocations for Treasury RSUs and Options were converted using the exchange rates that were in effect at the date of the grants, ranging from US$0.7552 to US$0.9033. The allocations for Non Treasury RSUs are based on the rates of exchange in effect at the end of each applicable fiscal year (US$0.9985 for 2007).

3.2.5

Total Compensation

The following tables show the total compensation of the Named Executive Officers (other than Glenn J. Chamandy, the President and Chief Executive Officer) in the last three fiscal years and set forth their aggregate equity holdings as at December 10, 2007:

Three Year Total Compensation
	Cash Compensation		Equity		Total Direct	Other	Total
Year	Salary	Bonus	RSU Grant	Option Grant	Compensation	Compensation (3)	Compensation (4)
			Value (1)	Value (2)
2007	$450,000	$117,000	$142,969	$142,988	$852,957	$22,442	$875,399
2006	$440,000	$343,200	$3,382,500 (5)	—	$4,165,700	$67,376	$4,233,076
2005	$426,500	$697,914	—	—	$1,124,414	$73,781	$1,198,195
Laurence G. Sellyn Executive Vice-President, Chief Financial and Administrative Officer Length of service: 9 years	Mr. Sellyn’s bonus of $117,000 for fiscal 2007 represented 26% of his base salary and was 40% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 10, 2007) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at September 30, 2007 as well as the year-over-year increase/decrease in equity ownership:

	Common		RSUs (7)		Net Change in	Exercisable		Unexercisable
	Shares (6)				Equity (8)	Options (9)		Options (9)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	22,000	$872,740	355,262	$14,093,244	5,262	16,000	$488,720	13,640	$170,500

Three Year Total Compensation
	Cash Compensation		Equity		Total Direct	Other	Total
Year	Salary	Bonus	RSU Grant	Option Grant	Compensation	Compensation (3)	Compensation (4)
			Value (1)	Value (2)
2007	$317,000	$63,400	$77,489	$77,490	$535,379	$15,810	$551,189
2006	$310,000	$186,000	—	—	$496,000	$15,442	$511,442
2005	$256,500	$322,870	$1,142,000	—	$1,731,370	$12,825	$1,734,195
Benito Masi Executive Vice-President, Manufacturing Length of service: 22 years	Mr. Masi’s bonus of $63,400 for fiscal 2007 represented 20% of his base salary and was 40% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options
The following table shows the aggregate number and value (as at December 10, 2007) of Common Shares, Treasury and Non-Treasury RSUs and
Options held as at September 30, 2007 as well as the year-over-year increase/decrease in equity ownership:
	Common		RSUs (7)		Net Change	Exercisable Options (9)		Unexercisable Options (9)
	Shares (6)				in Equity (8)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	10,552	$418,598	102,852	$4,080,139	2,852	98,000	$3,194,889	7,392	$92,400

Three Year Total Compensation
	Cash Compensation		Equity		Total Direct	Other	Total
Year	Salary	Bonus	RSU Grant	Option Grant	Compensation	Compensation (3)	Compensation (4)
			Value (1)	Value (2)
2007	$246,000	$49,200	$60,100	$60,110	$415,410	$13,214	$428,624
2006	$240,500	$144,300	—	—	$384,800	$11,985	$396,785
2005	$233,500	$293,918	—	—	$527,418	$11,675	$539,093
Georges Sam Yu Sum Executive Vice-President, Operations Length of service: 12 years	Mr. Sam Yu Sum’s bonus of $49,200 for fiscal 2007 represented 20% of his base salary and was 40% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options

The following table shows the aggregate number and value (as at December 10, 2007) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at September 30, 2007 as well as the year-over-year increase/decrease in equity ownership:

	Common		RSUs (7)		Net Change	Exercisable Options (9)		Unexercisable Options (9)
	Shares (6)				in Equity (8)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	—	—	2,212	$87,750	2,212	169,296	$5,659,191	5,734	$71,675

Three Year Total Compensation (All amounts in U.S. dollars)
	Cash Compensation		Equity		Total Direct	Other	Total
Year	Salary	Bonus	RSU Grant	Option Grant	Compensation	Compensation (3)	Compensation (4)
			Value (1)	Value (2)
2007	$234,282	$46,857	$53,741	$53,745	$388,625	$210,046	$598,671
2006	$215,000	$129,000	$183,340	—	$527,340	$193,377	$537,777
2005	$196,215	$246,986	$213,790	—	$656,991	$223,601	$666,802
Michael R. Hoffman President, Gildan Activewear SRL Length of service: 10 years	Mr. Hoffman’s bonus of US$46,857 for fiscal 2007 represented 20% of his base salary and was 40% of his target bonus under the SCORES program.
Aggregate Holdings of Common Shares, RSUs and Options (All amounts in Canadian dollars)

The following table shows the aggregate number and value (as at December 10, 2007) of Common Shares, Treasury and Non-Treasury RSUs and Options held as at September 30, 2007 as well as the year-over-year increase/decrease in equity ownership:

	Common		RSUs (7)		Net Change in	Exercisable Options (9)		Unexercisable
	Shares (6)				Equity (8)			Options (9)
	Number	Value	Number	Value	Number	Number	Value	Number	Value
	—	—	42,206	$1,674,312	2,206	34,532	$1,071,397	5,718	$71,475

(1)

The RSUs are Treasury and Non Treasury RSUs. The value of the RSUs is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the date of grant. The RSU grant value was converted to U.S. dollars, where required, using an exchange rate of US$0.8966 (determined on the last trading day prior to the grant date).

(2)

The value of the Options reflects the closing price of the Common Shares on the TSX on the date of grant multiplied by the Black-Scholes factor as at such date. The Option grant value was converted to U.S. dollars, where required, using an exchange rate of US$0.8966 (determined on the last trading day prior to the grant date).

(3)

“Other Compensation” represents the sum of the dollar values disclosed in the “Other Annual Compensation” and “All Other Compensation” columns of the Summary Compensation Table in Section 3.2.4 of this Circular.

(4)	“Total Compensation” is the sum of the dollar values disclosed in the Summary Compensation Table in Section 3.2.4 of this Circular and the value of Options granted.
(5)

Mr. Sellyn holds 350,000 Treasury RSUs. 200,000 of such Treasury RSUs were granted prior to fiscal 2005 and 150,000 were granted on June 7, 2006. These Treasury RSUs were granted in recognition of Mr. Sellyn’s strategic role in the future success of the Corporation. The vesting conditions of the 150,000 RSUs granted to Mr. Sellyn on June 7, 2006 have been structured to provide an incentive to him to remain with the Corporation for the balance of his working career.

(6)

This refers to Common Shares beneficially owned or over which control or direction is exercised by the Named Executive Officer as at September 30, 2007. The value of such Common Shares is determined by multiplying the number of Common Shares held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

(7)

The RSUs are Treasury and Non-Treasury RSUs. The value of such RSUs is determined by multiplying the number of RSUs held as at September 30, 2007 by the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67).

(8)	“Net Change in Equity” refers to the net change in ownership of Common Shares, Treasury RSUs and Non-Treasury RSUs from October 1, 2006 to September 30, 2007.
(9)

The value of the exercisable and unexercisable Options is calculated based on the difference between the closing price of the Common Shares on the TSX on December 10, 2007 ($39.67) and the exercise or base price of the Options, multiplied by the number of exercisable and unexercisable Options held as at September 30, 2007.

3.2.6

Employment and Change of Control Agreements

3.2.6.1

Employment Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers.

Payment

The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation’s policies.

Employment Term

The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six (6) months’ written notice in the case of Mr. Chamandy and upon at least two (2) months’ written notice in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman.

Provisions

Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

(i)

An amount equal to thirty-six (36) months’ base salary in the case of Mr. Chamandy, twenty-four (24) months’ base salary in the case of Messrs. Sellyn and Masi and twelve (12) months’ base salary in the case of Messrs. Sam Yu Sum and Hoffman (each a “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly instalments covering the applicable Termination Period;

(ii)

In the case of Messrs. Chamandy and Sellyn, an amount equal to thirty-six (36) months and twenty-four (24) months, respectively, of the target annual bonus established under the Annual Incentive Plan in effect at the time of termination;

(iii)	Continuation of group insurance benefits (except short and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier;

(iv)

Any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Termination Period pursuant to the Annual Incentive Plan;

(v)

The right to exercise vested Options or redeem RSUs pursuant to the LTIP within one hundred and eighty (180) days following termination of employment in the case of Mr. Chamandy and within ninety (90) days following termination of employment in the case of Messrs. Sellyn, Masi, Sam Yu Sum and Hoffman; and

(vi)	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

3.2.6.2

Change-in-Control Agreements

In addition, the Corporation has entered into change of control agreements (the "Change of Control Agreements") with each of the Named Executive Officers. Under such agreements, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Corporation until the earliest of:

(i)    365 days from the date of the potential change of control;

(ii)   His termination of employment by death or disability or, in the case of Messrs. Sellyn, Sam Yu Sum, Masi and Hoffman, by death, disability or for cause; or

(iii)  His termination of employment by the Corporation without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, during a period of twenty-four (24) months commencing on the date the change of control occurs, then the executive will be entitled to, subject to applicable withholdings:

(i)     His full base salary through the date of termination;

(ii)     An amount equal to thirty-six (36) months’ base salary in the case of Messrs. Chamandy and Sellyn and twenty-four (24) months’ base salary in the case of Messrs. Sam Yu Sum, Masi and Hoffman (each a "Severance Period");

(iii)   A one-time payment in lieu of the participation in the Annual Incentive Plan during the applicable Severance Period;

(iv)   In the case of Mr. Chamandy, any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the applicable Severance Period pursuant to the Annual Incentive Plan;

(v)     In the case of Mr. Chamandy, all outstanding Options and RSUs shall be deemed to have vested at the date of termination of the executive’s employment and the executive shall have the right to exercise such Options or redeem such RSUs within one hundred and eighty (180) days following the date of termination;

(vi)    In the case of Messrs. Sellyn, Masi, Sam Yu Sum and Hoffman, any amounts required to be paid to him under any long term incentive plan of the Corporation, including the LTIP (upon the occurrence of transactions that would result in a change of control, no Options become exercisable or RSUs vest at the time of the change of control unless otherwise determined by the Board prior to the occurrence of the change of control);

(vii)   Continuation of group insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier; and

(viii)  Any earned but unused vacation days.

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one (1) year following the change of control but at the latest two (2) years following the change of control, then he will be entitled to the benefits mentioned in items (i) to (viii) above.

3.2.7

Summary

The Compensation and Human Resources Committee is satisfied that the Corporation’s current executive compensation policies, programs and levels of compensation are aligned with the Corporation’s performance and reflect competitive market practices. The Chairman of the Compensation and Human Resources Committee, Mr. Richard P. Strubel, will be available to answer questions relating to the Corporation’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on December 10, 2007.

Richard P. Strubel, Chairman
William D. Anderson
Robert M. Baylis
Sheila O’Brien

SECTION 4 – OTHER INFORMATION

4.1

Performance Graph

4.1.1

Cumulative Value of a Cdn$100 Investment

The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on September 29, 2002 with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of all dividends. A significant portion of the Corporation’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of the Corporation’s Canadian dollar denominated Common Shares.

600.00
500.00
400.00
300.00
200.00
100.00
0.00
September 29, 2002
October 5, 2003
October 3, 2004
October 2, 2005
October 1, 2006
September 30, 2007

	September 29, 2002	October 5, 2003	October 3, 2004	October 2, 2005	October 1, 2006	September 30, 2007
Corporation (CDN$)	100	116	108	269	330	479
S&P/TSX Composite Index (CDN$)	100	126	149	190	208	255

4.1.2

Cumulative Value of a US$100 Investment

The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on September 29, 2002 with the cumulative total return of the S&P 500 Composite Index, assuming reinvestment of all dividends.

800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
September 29, 2002
October 5, 2003
October 3, 2004
October 2, 2005
October 1, 2006
September 30, 2007

	September 29, 2002	October 5, 2003	October 3, 2004	October 2, 2005	October 1, 2006	September 30, 2007
Corporation (US$)	100	137	135	368	466	758
S&P 500 Composite Index (US$)	100	127	142	157	174	202

4.2

Indebtedness of Directors and Officers

As at December 10, 2007, no amount was owed to the Corporation or any of its subsidiaries by any of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Corporation, any of its subsidiaries or another entity as a counterpart for the indebtedness and no amount was forgiven during fiscal 2007.

4.3

Statement of Corporate Governance Practices

The Board of Directors considers first-class corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of the Canadian securities regulators, the Corporation is required to disclose information relating to its system of corporate governance with reference to certain corporate governance standards adopted by the Canadian Securities Administrators ("CSA") (the "CSA Standards").

In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance requirements of Canadian securities regulators as well as the NYSE Corporate Governance Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation. The Corporation’s disclosure addressing each of the CSA Standards is set out in Schedule "B" to this Circular.

4.4

Directors’ and Officers’ Liability Insurance

The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability that may be incurred by them in these capacities. The current policy limit is US$75,000,000 on an annual basis. Such insurance is subject to a general deductible of US$250,000 per loss (except in respect of securities-related claims, in which cases the deductible is US$500,000), as well as specific exclusions that are usually contained in policies of this nature. The total annual premium paid during the financial year ended September 30, 2007 in respect of this policy was US$1,077,705. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

4.5

Additional Information

The Corporation is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form with such securities commissions. Copies of the Corporation’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis ("MD&A") filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation at 725 Montée de Liesse, Montreal, Québec, H4T 1P5 or at www.sedar.com or www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

4.6

Shareholder Proposals for 2009 Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 10, 2008.

4.7

Approval of Management Proxy Circular

The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montreal, Québec, Canada, December 10, 2007.

By order of the Board of Directors,

Lindsay Matthews
Director, Legal Services
and Corporate Secretary

SCHEDULE "A"

RESOLUTION TO RENEW THE SHAREHOLDER RIGHTS PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.

THAT the Shareholder Rights Plan evidenced by the Shareholder Rights Plan Agreement entered into between the Corporation and Computershare Trust Company of Canada, as Rights Agent, dated December 1, 2004, be, and it is renewed, for a period ending on December 1, 2010, as substantially described in the management proxy circular of the Corporation dated December 10, 2007;

2.

THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.

THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

* * * * * * *

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In January 2004, the Canadian Securities Administrators (the "CSAs") adopted Multilateral Instrument 52-110 (Audit Committees) and certain amendments were made to such instrument, effective June 30, 2005 (the "CSA Audit Committee Rules"). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules. Reference is made to the section entitled "Audit Committee Disclosure" of the Annual Information Form of the Corporation dated December 19, 2007, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

In 2005, the CSAs also adopted Multilateral Instrument 58-101 (Disclosure of Corporate Governance Practices) (the "CSA Disclosure Instrument") and National Policy 58-201 (Corporate Governance Guidelines) (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Corporation believes that its corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

The Corporation has also disclosed, where applicable in the following table, a comparison with requirements of the New York Stock Exchange Corporate Governance Standards (the "NYSE Standards").

The Corporation is dedicated to amending its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices.

Please also refer to the Corporate Governance Guidelines of the Corporation available on its website at www.gildan.com.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

1. Board of Directors

(a) Disclose the identity of directors who are independent.

Independence – Of the current seven (7) members of the board of directors of the Corporation (the "Board" or the "Board of Directors"), six (6) directors are "independent" within the meaning of the CSA Disclosure Instrument. They are Ms. Sheila O’Brien and Messrs. Robert M. Baylis, William D. Anderson, Pierre Robitaille, Richard P. Strubel and Gonzalo F. Valdes-Fauli.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

One (1) of the directors, Mr. Glenn J. Chamandy, is the President and Chief Executive Officer of the Corporation and therefore does not qualify as "independent" within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, a majority of the board members should qualify as "independent directors".	The Board has determined that the six (6) current independent directors qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Majority of Independent Directors – Six (6) of our seven (7) current directors and director nominees are independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Outside Directorships – The directorships of all director nominees are described under Section 2.1.2 entitled "Nominees" in this Circular.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In Camera Sessions (Board Meetings) – The independent Board members meet at each regularly-scheduled Board meeting without management under the chairmanship of the independent Chairman of the Board. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year. The Board has recently implemented a practice to schedule in camera sessions at every Board meeting beginning in the current fiscal year.

In Camera Sessions (Committee Meetings) – The members of the Audit and Finance Committee, who are all independent, also meet at each regularly-scheduled committee meeting without management present. Four (4) such meetings were held since the beginning of the Corporation’s most recently completed financial year.

The Corporate Governance Committee and the Compensation and Human Resources Committee have adopted a practice to schedule in camera sessions at each regularly-scheduled committee meeting. The Corporate Governance Committee and the Compensation and Human Resources Committee held two (2) and one (1) such meetings, respectively, since the beginning of the Corporation’s most recently completed financial year.

Under the NYSE Standards, non-management directors are required to meet regularly without management.	Same as above.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Independent Chair of the Board – Robert M. Baylis is the Chairman of the Board of the Corporation. Mr. Baylis is independent within the meaning of the CSA Disclosure Instrument. Pursuant to the mandate of the Chairman of the Board, Mr. Baylis is generally responsible for overseeing the Board in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Record of Attendance – The record of attendance of each director to Board and committee meetings is set forth under Section 2.1.2 entitled "Nominees" in this Circular.

In fiscal 2007, all directors had perfect attendance records for the meetings of the Board and the committees on which they sit, with the exception of one director who was unavailable to attend a special meeting of the Board. In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings.

2. Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has adopted a formal Board mandate, which is attached hereto as Schedule "C".

The mandate of the Board states that the Board is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of ensuring that management develops and implements plans to increase shareholder value. The Board has a duty of stewardship and regularly assesses and monitors management’s performance.

The Board has also developed a work plan that lists and allocates to particular meetings the duties deriving from the Board’s mandate, allowing the Board to plan and monitor the fulfilment of its mandate.

3. Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Mandate of the Chairman of the Board – The Board has adopted formal mandates for the Chairman of the Board and Board committee chairs. The mandate of the Chairman of the Board states that his key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group. The Chairman of the Board regularly reviews with the Corporate Governance Committee the size and composition of the Board and its committees to promote efficient decision-making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the Chief Executive Officer (the "CEO") and the Corporate Governance Committee to oversee the development of corporate governance principles applicable to the Corporation.

Mandate of Committee Chairs – The mandates of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Mandate of the Chief Executive Officer – The Board has adopted a formal mandate for the CEO.

The Board expects the CEO and his management team to be responsible for the management of the Corporation’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all senior officers of the Corporation and approves all material transactions.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

The Compensation and Human Resources Committee, together with the Chairman of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the CEO’s performance in light of such goals and objectives and establish the CEO’s compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding	Orientation Program – The Corporate Governance Committee is responsible for developing, monitoring and reviewing the Corporation’s orientation and continuing education programs for directors.

(i) the role of the board, its committees and its directors, and

New directors are provided with an extensive information package on the Corporation’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position. Also, new directors meet individually with the CEO and other senior executives to discuss these matters.

(ii) the nature and operation of the issuer’s business.

The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Corporation expects of its directors.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing Education – The Chairman of the Board, in consultation with the Corporate Governance Committee, monitors and reviews the Corporation’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required. To facilitate ongoing education of the Corporation’s directors, the committee will periodically canvas the directors to determine their training and education needs and interests and arrange trips to various facilities and operations. In addition, senior management makes regular presentations to the Board and its committees on the main areas of the Corporation’s business.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

In October 2007, all of the Board members toured the Corporation’s principal manufacturing complex in Rio Nance, Honduras.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Code of Ethics – The Corporation adopted a Code of Ethics and Business Conduct in November 2002 (the "Code of Ethics").

(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on the Corporation’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Corporation.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Corporate Governance Committee is responsible for monitoring compliance with the Code of Ethics. The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired.

In addition, the Corporation conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has ever been required or filed with respect to a departure from the Code of Ethics.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Process for Dealing with Conflicts of Interest – In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will ask the director to leave the room during any discussion concerning such matter.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Reporting Process – In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Reporting Employee Concerns of Questionable Acts Policy and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a mechanism for reporting unethical or questionable acts by the Corporation or employees thereof. See the Corporation’s website at www.gildan.com.

In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Corporation’s head office at 725 Montée de Liesse, Montreal, Québec, Canada, H4T 1P5, or by e-mail at corporate.governance@gildan.com.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

General – The Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The committee uses a skills matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories, such as enterprise leadership, board experience and industry knowledge. The matrix is reviewed annually by the committee to reflect its assessment of the Board’s current needs and the Corporation’s strategic priorities. The matrix helps the committee identify any skills gaps and assists the committee in its search for new candidates.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

Once the committee identifies candidates qualified to become Board members, the committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

In addition, the Board has adopted a formal retirement policy in order to enable it to engage in a thorough succession planning process. Under this policy, a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

Composition of the Corporate Governance Committee – The Corporate Governance Committee is currently composed of four (4) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument. The members of the committee are Mr. Robert M. Baylis (Chairman), Ms. Sheila O’Brien, Mr. Pierre Robitaille and Mr. Gonzalo F. Valdes-Fauli.

Under the NYSE Standards, the nominating/corporate governance committee should be composed solely of "independent directors" and should have its own charter.	The Board has determined that the members of the Corporate Governance Committee qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Responsibilities of the Corporate Governance Committee – The Board has adopted a formal mandate for the Corporate Governance Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Corporate Governance Committee provides that the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Corporation’s circumstances and needs. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members.

The Corporate Governance Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation Determination Process – The compensation of the directors and senior managers is determined annually by the Board based on the reviews and recommendations of its Corporate Governance and Compensation and Human Resources Committees, respectively. The Board has determined that such compensation realistically reflects the responsibility and risks undertaken by the Corporation’s directors and senior managers and serves to align the interests of the directors and senior managers with the interests of the shareholders of the Corporation. See Section 3.1 entitled "Remuneration of Directors" in this Circular for information about the compensation received by outside directors.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Composition of the Compensation and Human Resources Committee – All members of the Corporate Governance and Compensation and Human Resources Committees are "independent" within the meaning of the CSA Disclosure Instrument. The members of the Compensation and Human Resources Committee are Mr. Richard P. Strubel (Chairman), Mr. Robert M. Baylis, Ms. Sheila O’Brien and Mr. William D. Anderson.

Under the NYSE Standards, the compensation committee should be composed solely of "independent directors" and should have its own charter.	The Board has determined that the members of the Compensation and Human Resources Committee are "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Responsibilities of the Compensation and Human Resources Committee – The Board has adopted a formal mandate for the Compensation and Human Resources Committee, which is available on the Corporation’s website at www.gildan.com.

The mandate of the Compensation and Human Resources Committee provides that the committee is responsible for monitoring officers’ performance assessment, succession planning and compensation and reviewing the Corporation’s human resources practices generally. Hence, the committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Corporation’s officers, including recommending their compensation. In collaboration with the Chairman of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives. Furthermore, the committee must oversee the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Corporation can attract, motivate and retain executives and personnel who exhibit high standards of integrity, as well as competence.

The Compensation and Human Resources Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the committee’s mandate, allowing the committee to plan and monitor the fulfilment of its mandate.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation Consultant – During fiscal 2007, the committee retained the services of Mercer Human Resource Consulting ("Mercer") to provide advice on the competitiveness and appropriateness of compensation programs for the CEO, top executive officers and directors, as required. In addition, the Corporation retained Mercer in fiscal 2007 to review and advise on various compensation matters. Fees paid to Mercer are disclosed in the Circular in Section 3.2.1.2 entitled "Compensation Consultant".

The mandate of the Compensation and Human Resources Committee requires that all services provided to the Corporation by Mercer (or any other independent firm retained by the Committee) must be pre-approved by the Committee.

8. Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The only committees of the Board are the Corporate Governance Committee, the Audit and Finance Committee and the Compensation and Human Resources Committee.

Each committee of the Board is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the Board has determined that all such committees are composed entirely of "independent directors" within the meaning of Section 303A(2) of the NYSE Standards.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

9.

Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Assessment Process – On an annual basis, the Corporate Governance Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board's responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board's committees and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Corporate Governance Committee. The Corporate Governance Committee chair then presents to the Board the committee's findings and its recommendations to enhance performance and effectiveness.

In addition, each year the Chairman of the Board formally meets with each director individually to engage in full and frank two-way discussion of any and all issues which either may wish to raise.

The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters.

Audit and Finance Committee – The Audit and Finance Committee consists of four (4) directors, namely Messrs. Pierre Robitaille (Chairman), Richard P. Strubel, Gonzalo F. Valdes-Fauli and William D. Anderson.

The Board has determined that all members of the Audit and Finance Committee are "independent" and "financially literate" within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards.

The Board has adopted a formal mandate for the Audit and Finance Committee, which is attached hereto as Schedule "D". The mandate describes explicitly the role and oversight responsibilities of the Audit and Finance Committee. The Audit and Finance Committee has also developed a work plan that lists and allocates to particular meetings the duties deriving from the Committee’s mandate, allowing the Board to plan and monitor the fulfilment of its mandate.

Required Disclosure Under the CSA Disclosure Instrument	Corporate Governance Practices at the Corporation

For more information regarding the Audit and Finance Committee, please refer to the section entitled "Audit Committee Disclosure" of the Annual Information Form of the Corporation dated December 19, 2007, available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Corporation.

* * * * * * *

SCHEDULE "C"

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") is responsible for the supervision of the management of the Corporation’s business and affairs, with the objective of increasing shareholder value.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board decisions.

From time to time, the Board may formally adopt and review mandates for its committees and may, in addition, delegate certain tasks to its committees. However, such mandates and delegation of tasks do not relieve the Board of its overall responsibilities.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1.

Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 10 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

The quorum at any meeting of the Board is a majority of directors in office.

2.

Frequency of Meetings

●

at least four times a year and as necessary.

3.

Mandate

The responsibilities of the Board include the following:

(a)

With respect to strategic planning

●

approving the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks;

●

approving and monitoring the implementation of the Corporation’s annual business plan;

●

advising management on strategic issues.

(b)

With respect to human resources and performance assessment

●

choosing the Chief Executive Officer ("CEO") and approving the appointment of other senior officers of the Corporation;

●

approving the CEO’s corporate objectives;

●

monitoring and assessing the performance of the CEO and of the other senior officers of the Corporation and approving their compensation, taking into consideration Board expectations and fixed objectives;

●

overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Corporation;

●

overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

●

monitoring management and Board succession planning process;

●

monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

●

approving the list of Board nominees for election by shareholders.

(c)

With respect to financial matters and internal control

●

monitoring the integrity and quality of the Corporation’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

●

overseeing the external auditors’ independence and qualifications;

●

reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6-K (including Supplemental Disclosure) and 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

●

overseeing the performance of the Corporation’s internal audit functions;

●

approving operating and capital budgets, the issue of securities and, subject to the schedule of authority of the Corporation, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

●

reviewing the Corporation’s plans for the purchase of cotton;

●

determining dividend policies and procedures;

●

overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

●

monitoring the Corporation’s internal control and management information;

●

monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

●

reviewing at least annually the Corporation’s disclosure policy and monitoring the Corporation’s communications with analysts, investors, the media and the public.

(d)

With respect to corporate governance matters

●

taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

●

reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

●

reviewing, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

●

adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics and Business Conduct (the "Code"), and such other policies as may be approved by the Board from time to time (the "Policies"), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver;

●

overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

●

adopting and reviewing orientation and continuing education programs for directors.

(e)

With respect to environmental and social responsibility practices

●

monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4.

Method of Operation

●

meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every second year to review the Corporation’s long-term strategic plan;

●

the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

●

independent directors meet periodically without management and other non-independent directors present, under the oversight of the Chairman of the Board;

●

the Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * * * *

SCHEDULE "D"

MANDATE OF THE AUDIT AND FINANCE COMMITTEE

The following description of the mandate of the Audit and Finance Committee of the Corporation complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the "Canadian Corporate Governance Standards"), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the "US Corporate Governance Standards"), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Corporation (the "Audit Committee") shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.

1.

Membership and Quorum

●

a minimum of three directors;

●

only "independent" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Corporation or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Corporation, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee; a member of the Audit Committee shall receive no compensation from the Corporation or any of its affiliates other than compensation as a director and committee member of the Corporation; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

●

each member must be "financially literate" (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;

●

at least one member must be an "audit committee financial expert" (as contemplated by US Corporate Governance Standards), as determined by the Board;

●

members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Corporation’s Corporate Governance Committee; such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Corporation’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be "independent" as determined in the manner set forth above;

●

quorum of majority of members.

2.

Frequency and Timing of Meetings

●

normally contemporaneously with the Corporation’s Board meetings;

●

at least four times a year and as necessary.

3.

Mandate

The responsibilities of the Audit Committee include the following:

(1)

Overseeing financial reporting

●

monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditors;

●

reviewing, with management and the external auditors, the annual audited consolidated financial statements as well as the report of the auditors thereon to be included in the Annual Report of the Corporation, including the Corporation’s MD&A disclosure and annual earnings press release, prior to their release, filing and distribution;

●

reviewing, with management and the external auditors, quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure and quarterly earnings press release, prior to their release, filing and distribution;

●

reviewing, with management and external auditors, the financial information contained in prospectuses, offering memoranda, Annual Information Forms, Management Proxy Circulars, Forms 6-K (including Supplemental Disclosure) and 40-F and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

●

reviewing, with management, the level and type of financial information (including earnings guidance and other material forward-looking information) provided from time to time to analysts, investors, rating agencies and other stakeholders;

●

reviewing, with management, that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;

●

reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

●

reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

●

reviewing the external auditors’ quarterly review engagement report;

●

overseeing the procedures to review management certifications filed with applicable securities regulators;

●

reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;

●

overseeing the procedures to monitor the public disclosure of information by the Corporation;

●

reviewing at least annually the Corporation’s disclosure policy;

●

reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

(2)

Monitoring risk management and internal controls

●

receiving periodically management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control over financial reporting;

●

reviewing insurance coverage (annually and as may otherwise be appropriate);

●

overseeing the processes in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

●

reviewing policies and their parameters regarding such items as interest rate, foreign exchange risks, commodity purchases and any similar transactions where the Corporation enters into derivatives contracts;

●

assisting the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements;

●

overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

●

requesting the performance of any specific audit, as required.

(3)

Monitoring internal auditors

●

ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;

●

overseeing the access by internal auditors to all levels of management in order to carry out their duties;

●

regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;

●

approving the appointment and termination of the Corporation’s chief internal auditor;

●

ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.

(4)

Monitoring external auditors

●

recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), their compensation, as well as evaluating and monitoring their qualifications, performance and independence;

●

overseeing all relationships between the external auditors and the Corporation including, determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Corporation to the external auditors for all audit and non-audit services;

●

overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;

●

directly overseeing the external auditors and discussing with them the quality and not just the acceptability of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) other material written communications between the Corporation and the external auditors (including any disagreement with management and the resolution thereof);

●

reviewing at least annually, representations by the external auditors describing their internal quality-control procedures, as well as significant results arising from regulatory and professional quality-control examinations;

●

reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

●

reviewing hiring policies for employees or former employees of the Corporation’s firm of external auditors;

●

overseeing the rotation of lead, concurring and other audit partners, to the extent required by Canadian and U.S. securities law standards.

(5)

Reviewing financings

●

reviewing the adequacy of the Corporation’s financing, including terms and conditions of all new material financing arrangements.

(6)

Evaluating the performance of the Audit Committee

●

overseeing the existence of processes to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee’s demanding role and responsibilities, the Board chair, together with the Corporate Governance Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Corporation’s Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Corporation will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Corporation’s financial statements and control environment must be discussed; the Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

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SCHEDULE "E"

LONG TERM INCENTIVE PLAN

The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs, respectively, to officers and key employees of the Corporation and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Corporation and to assist the Corporation in attracting, retaining and motivating its officers and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 6,000,316 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the "Total Reserve"). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at December 10, 2007, the Total Reserve represents 5.0% of the issued and outstanding Common Shares of the Corporation.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten (10) years from the date of the grant, unless the expiry date falls within a period during which directors, officers and certain employees cannot trade the securities of the Corporation or within ten (10) days after the end of such period, in which case the period for exercising Options is extended for a maximum of ten (10) business days. Please refer to the definition of Blackout Extension Term at the end of this Schedule "E". As at December 10, 2007, an aggregate of 977,053 Options are outstanding, representing 0.8% of the issued and outstanding Common Shares of the Corporation.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such unit is made to receive one Common Share on the vesting date. At the end of the vesting period, which is a maximum of ten (10) years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. To date, no Treasury RSUs have been issued with vesting periods of less than five (5) years. As at December 10, 2007, an aggregate of 954,000 Treasury RSUs are outstanding, representing 0.8% of the issued and outstanding Common Shares of the Corporation.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three (3) years and (ii) at the end of the vesting period, the Corporation will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market or pay to the Non-Treasury RSU holder an amount in cash equal to the average of the closing prices of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at December 10, 2007, an aggregate of 105,143 Non-Treasury RSUs are outstanding.

Other LTIP Features

The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Corporation’s other share compensation plans and arrangements, may not, in any one-year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Corporation or 20% of the Total Reserve in the case of any one person.

The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives (2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives (2)	Portion Not Subject to Performance Objectives
Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1) Or, in the case of Non-Treasury RSUs, at the Corporation’s option, the cash equivalent.

(2) This portion of an award will expire on the vesting date if the performance objectives have not been attained.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof.

The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability. The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

Amendments to the LTIP in 2007

On February 1, 2007, the shareholders approved an amendment to the LTIP to provide for an amendment provision that will allow the Board of Directors to amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The amendment allows the Board of Directors to make the following amendments without shareholder approval:

(i)

an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)

an amendment to postpone the expiry date of an Option or a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)

any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)

suspending or terminating the LTIP.

Shareholder approval will be required for certain other amendments, such as:

(i)

an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the Plan;

(ii)

an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)

an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)

a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)

an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.

On February 1, 2007, the shareholders also approved amendments to the LTIP providing for an extension of the period during which Options may be exercised of ten (10) business days after the end of a Blackout Period (which is defined as a period self-imposed by the Corporation during which directors and certain employees of the Corporation shall not trade the securities of the Corporation) if the expiry date of an Option falls within the Blackout Period or within ten (10) business days after the end of the Blackout Period (a "Blackout Extension Term"). However, where the expiry date of the Option falls within ten (10) business days after the end of the Blackout Period, the Blackout Extension Term is reduced by the number of business days between the end of the Blackout Period and the expiry date. Furthermore, should a new Blackout Period be imposed during a Blackout Extension Term, the Blackout Extension Term will be further extended at the end of the new Blackout Period so that the number of days during which Optionees will be able to trade securities of the Corporation will amount to a total of ten (10) business days.

On August 1, 2007, the Board of Directors approved certain additional amendments to the LTIP that do not require the approval of the Corporation’s shareholders. These included, among other things, (i) an amendment to provide that holders of Treasury and Non-Treasury RSUs whose employment terminates due to death or permanent disability before their RSUs vest will be entitled to benefit from pro rata vesting of the portion of their RSU awards that is subject to performance objectives, (ii) amendments in order to comply with regulations applicable to the Corporation and (iii) amendments to reflect the Corporation’s two-for-one stock split effective May 18, 2007.